U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM N-8A

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NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: PARADIGM Multi Strategy Fund, LLC

Address of Principal Business Office (No. & Street, City, State, Zip Code):

650 Fifth Avenue, 17th Floor

New York, New York 10019

Telephone Number (including area code): (212) 271-3388

Name and address of agent for service of process:

Louis J. Hanna PARADIGM Multi Strategy Fund, LLC 650 Fifth Avenue, 17th Floor New York, New York 10019

Check Appropriate Blank:

Registrant in filing a Registration Statement pursuant to section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes ☒	No [_]

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this Notification of Registration to be duly signed on its behalf of the city of New York and State of New York on the 19th day of September, 2005.

Signature: PARADIGM Multi Strategy Fund, LLC

By:	/s/ Louis J. Hanna
Louis J. Hanna
Director

Attest:

By:	/s/ Markus Karr
Markus Karr Director